SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2005

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing Reports

Second Quarter Results for 2005

Reston, Virginia, and Montpellier, France – August 10, 2005 – Genesys Conferencing

(Euronext Eurolist: FR0004270270) (NASDAQ: GNSY), a global multimedia conferencing service leader, today reported financial results for the second quarter ended June 30, 2005. All results are reported under new International Financial Reporting Standards (IFRS). For comparison purposes, financial results for the second quarter ended June 30, 2004, have been stated under IFRS and may differ from the results previously reported for this period under French Generally Accepted Accounting Principles (GAAP).

Second Quarter 2005 Operating Highlights

•	Total volume increased 37.5% from the second quarter of 2004, to 510.8 million minutes
•	Genesys Meeting Center automated services volume increased 43.8% to 474.3 million minutes
•	Volume utilizing Multimedia Minute pricing increased 27.0% sequentially to 101.5 million minutes
•	Revenue[1] was €36.2 million, up 6.2% sequentially from the first quarter of 2005
•	Gross margin increased to 65.6%, up from 62.8% in the second quarter of 2004
•	EBITDA[2], excluding stock-based compensation, was €6.6 million, an18.3% EBITDA margin
•	Net income was €0.9 million, including the effect of exchange rate fluctuations related to the application of IFRS for certain U.S. dollar denominated financial instruments*

	Three Months Ended		Six Months Ended
(millions)	March 31, 2005	June 30, 2005	June 30, 2005
Revenue	€34.1	€36.2	€70.4
Gross Profit	21.8	23.8	45.6
EBITDA	6.3	6.6	12.9

Net Income before modifications related to the application of IFRS for certain U.S. dollar denominated financial instruments	€2.7	€2.5	€5.2
Modifications related to the application of IFRS for certain U.S. dollar denominated financial instruments	(1.2)	(1.6)	(2.8)
Net Income	€1.5	€0.9	€2.4

*

Please refer to the paragraph “Adoption of International Financial Reporting Standards” below regarding the application of IFRS and modifications to previously released first quarter financial information.

Second Quarter 2005 Operating Performance

In the second quarter of 2005, revenue1 was €36.2 million, up 1.6% compared with revenue of €35.7 in the second quarter of 2004 and up 6.2% sequentially. In U.S. dollars, second quarter 2005 revenue was $45.6 million, up 6.2% compared to $43.0 million in the second quarter of 2004. Revenue from Genesys Meeting Center services was 77.4% of total revenue.

“The market interest for our service offering is clearly demonstrated by our leading volume growth and improved revenue,” stated Francois Legros, Chairman and Chief Executive Officer. “As the large enterprise market is rapidly adopting multimedia conferencing services, the unique value proposition of Genesys Meeting Center and the Multimedia Minute is achieving significant penetration of this strategic customer segment.”

Gross margin for the second quarter of 2005 was 65.6% compared to 62.8% for the second quarter of 2004. Gross margin improvement reflects the cost efficiency of the Genesys Meeting Center technology platform. Improved economies of scale have largely offset the effect of the company’s increased percentage of revenue from high-volume, large enterprise customers which traditionally have lower prices. Gross profit increased €1.4 million, or 6.1%, in the second quarter of 2005 to €23.8 million.

Selling, general and administrative expenses were €19.7 million in the second quarter of 2005, down slightly compared to €19.9 million in the second quarter of 2004. On a sequential basis, selling, general and administrative expenses increased 11.4% from the first quarter of 2005, primarily related to the Company’s planned addition of new sales personnel.

“Genesys has taken steps to increase its sales presence in key regional markets in response to customer growth and to further leverage the company’s competitive position within the multimedia conferencing and collaboration market,” said Legros.

Earnings before interest, taxes, depreciation and amortization (EBITDA2), before stock-based compensation expense, was €6.6 million for the second quarter 2005, an 18.3% EBITDA margin compared to €4.0 million and 11.3%, respectively, for the second quarter of 2004. Second quarter 2004 EBITDA reflected €1.5 million of restructuring charges. Stock-based compensation expense, as reported under IFRS, was €306,000 and €386,000 for the second quarters of 2005 and 2004, respectively.

Net income was €0.9 million, or €0.05 per diluted share, for the second quarter of 2005 compared to a net loss of €(58.3) million or €(3.17) per share in the second quarter of 2004. Net income benefits from the company’s improved operating performance and increased gross profit. The net loss in the second quarter of 2004 primarily reflects a €(63.2) million impairment of goodwill and other intangibles.

“Net income has been positive for the past two quarters and is an important indication of the company’s improving financial position,” stated Michael Savage, Executive Vice President, and Chief Financial Officer. “With higher operating margins, the company is better positioned to effectively reinvest in technology and business initiatives to support future growth.”

Adoption of International Financial Reporting Standards

Effective January 1, 2005, the company, like many companies organized in France and other European countries, adopted the new International Financial Reporting Standards (IFRS) for reporting of its financial results.  The company previously reported under French GAAP.

At present, there is not a significant body of established practice on which to draw in forming opinions regarding interpretation and application to assist companies and their auditors in making determinations regarding the requirements of IFRS.  Thus, practice is continuing to evolve.  Based upon its continuing analysis of the requirements of IFRS and discussions with its auditors, the company has determined that its calculation of net income under IFRS should include the effect of exchange rate fluctuations on certain financial instruments particularly, for the company’s U.S. dollar denominated bank credit facility.  As a result, the company’s first quarter 2005 financial information has been modified to reflect the required IFRS application of foreign exchange rate changes on the portion of the company’s U.S dollar denominated bank credit facility held at Genesys SA, a euro based reporting entity. This modification resulted in the recognition of a non-cash charge amounting to €1.2 million for the first quarter of 2005.  After considering this modification, on an adjusted basis under IFRS, the company's net income for the first quarter of 2005 was €1.5 million. Net income for the first six months of 2005 was €2.4 million, reflecting a total €2.8 million non-cash charge primarily for the effect of exchange rate fluctuations. The company also noted that no modification was required to net income under U.S. GAAP.  The treatment of financial instruments under both U.S. GAAP and IFRS is consistent.  Net income as reported under U.S. GAAP, was €1.8 million and €1.4 million for the first and second quarters of 2005, respectively, compared to net losses of € (4.1) million and € (61.4) million for the first and second quarters of 2004, respectively.

The company is not aware of any additional modifications that may need to be made in connection with the application of IFRS. The company’s early IFRS financial statements may be subject to change for any future guidance issued in connection with the implementation of IFRS.

Liquidity

As of June 30, 2005, the company’s cash3 was €5.6 million after deducting bank overdrafts. On April 30, 2005, the company made its semi-annual principal and interest expense payments of €4.6 million and €1.9 million, respectively, under its existing senior credit facility.

Conference Call and Webcast

Chairman and Chief Executive Officer François Legros and Executive Vice President/Chief Financial Officer Michael E. Savage will host a conference call on Wednesday, August 10, 2005, at 5:30 p.m. Central European Time or 11:30 a.m. Eastern Time to discuss second quarter 2005 financial results. The conference call will be web cast live and may be accessed at www.genesys.com. A replay of the call will be available at www.genesys.com.

___________________________________

(1)	Please refer to the paragraph “Impact of Exchange Rates” below for information regarding the calculation of U.S. dollar amounts.

(2)

See attached note to consolidated statements of operations for reconciliation of Operating Income and EBITDA. The company believes that EBITDA is a meaningful measure of performance, because it presents the company’s results of operations without the non-cash impact of depreciation and amortization. EBITDA is reported excluding stock-based compensation expense.

(3)	Cash includes cash and cash equivalents less bank overdrafts.

Impact of Exchange Rates

The company serves large enterprises on a worldwide basis. As a result, the company has extensive international operations and, thus, significant exposure to exchange rate fluctuations, in particular those of the U.S. dollar. In 2003, the U.S. dollar declined significantly compared to the euro, and its value further fluctuated during 2004 and 2005. As a result, the comparability of the company’s revenues and results of operations expressed in euros were significantly impacted. The company prepares its consolidated financial statements in euros. In order to demonstrate the impact of the volatility of the U.S. dollar on its revenues from the second quarter of 2004 to the second quarter of 2005, the company has recalculated its revenues as if its functional currency had been the U.S. dollar rather than the euro. For this purpose, the company has used the average for each quarter of the daily euro/U.S. dollar exchange rate for the second quarters of 2004 and 2005, respectively, which are the rates it used for translation purposes in its consolidated income statement.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F that was filed by Genesys with the Securities and Exchange Commission on May 2, 2005.

Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

About Genesys Conferencing

Genesys Conferencing is a leading provider of integrated Web, audio and video conferencing services to thousands of organizations worldwide, including more than 200 of the Fortune Global 500. The company’s services are designed to meet the full range of communication needs within the large enterprise, from collaborative team meetings to high-profile online events. The company’s flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in 24 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is publicly traded on Euronext in France (ISIN FR0004270270) and on the NASDAQ in the U.S. (GNSY). Additional information is available at www.genesys.com.

At Genesys Conferencing

Michael E. Savage	Marine Pouvreau
Executive Vice President, Chief Financial Officer	Investor Relations Manager
Phone: +1 703 736-7100	Phone: +1 703 733-2140
michael.savage@genesys.com	marine.pouvreau@genesys.com

GENESYS CONFERENCING

Consolidated Balance Sheets

(Unaudited, in thousands of euros, except share data)

	June 30, 2004		June 30, 2005
	French GAAP	IFRS	IFRS
ASSETS
Fixed assets
Goodwill, net	€18,210	€21,693	€21,621
Customer lists and technology	16,107	16,046	13,105
Other intangible assets, net	5,629	5,629	5,131
Tangible assets, net	20,258	20,258	17,429
Financial assets, net	1,489	1,489	1,660
Investments in affiliated companies	178	178	248
Total non current assets	€61,871	€65,293	€59,194
Current assets
Accounts receivable, less allowances (€ 2,417 and € 2,097 at June. 30, 2004 and June 30, 2005, respectively)	29,051	29,051	31,386
Deferred tax assets	235	235	463
Other current assets	7,009	7,010	6,325
Deferred costs, net	4,333	4,333	2,277
Marketable securities, short terms invest.	5,556	5,556	44
Cash at bank	11,516	11,516	8,884
Total current assets	57,700	57,701	49,379
TOTAL ASSETS	€119,571	€122,994	€108,573

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity
Ordinary shares, nominal value of €1 per share 18,307,756 shares issued and outstanding at December 31, 2004 and June 30, 2005	€18,308	€18,308	€18,308
Common shares to be issued	139	139	139
Additional paid-in capital	185,080	185,080	185,080
Additional paid-in capital to be issued	3,810	3,810	3,840
Reserve for Stock-based compensation	-	772	2,045
Accumulated deficit	(174,469)	(167,495)	(227,441)
Net income (loss) for the period	(65,478)	(61,549)	2,410
Currency translation adjustments	14,754	1,348	2,160
Total shareholders' equity (deficit)	€(17,856)	€(19,587)	€(13,459)
Provisions for risks and charges	5,044	4,703	2,456
Long-term portion of deferred tax liabilities		3,981	1,751
Long-term debt
Long-term portion of long term debt	80,407	80,711	66,278
Long-term portion of capitalized lease obligations	114	114	53
Total non current debt and other liabilities	€85,565	€89,509	€70,538
Current liabilities
Bank overdrafts	2,904	2,904	3,322
Accounts payable and accrued liabilities	14,395	14,395	14,092
Tax payable and deferred compensation	15,746	15,746	13,007
Current portion of long-term debt	15,407	15,710	15,902
Current portion of capitalized lease obligations	470	470	37
Other current liabilities	2,940	3,847	5,134
Total current liabilities	51,862	53,072	51,494
LIABILITIES AND SHAREHOLDERS' EQUITY	€119,571	€122,994	€108,573

GENESYS CONFERENCING

Consolidated Statements of Operations

(Unaudited, in thousands of euros, except share data)

	Three months ended June 30,			Six months ended June 30,
	French GAAP	IFRS	IFRS	French GAAP	IFRS	IFRS
	2004	2004	2005	2004	2004	2005
Revenue
Services	€35,667	€35,667	€36,216	€71,706	€71,706	€70,331
Products	23	23	30	202	202	37
	€35,690	€35,690	€36,246	€71,908	€71,908	€70,368
Cost of Revenue
Services	13,275	13,275	12,481	27,005	27,005	24,740
Products	15	15	5	43	43	36
	13,290	13,290	12,486	27,048	27,048	24,776
Gross Profit	€22,400	€22,400	€23,760	€44,860	€44,860	€45,592
Operating expenses
Research and development	962	985	679	2,083	2,128	1,330
Selling and marketing	10,021	10,059	10,356	18,987	19,062	19,656
General and administrative	8,799	8,882	8,708	18,850	19,027	16,478
Restructuring charge	1,550	1,550	(88)	2,089	2,089	238
Impairment of goodwill and other intangibles	-	63,189	-	-	63,189	-
Amortization of intangibles	23,625	1,416	683	25,249	3,151	1,382
	44,957	86,081	20,338	67,258	108,646	39,084
Operating income (loss)	€(22,557)	€(63,681)	€3,422	€(22,398)	€(63,785)	€6,508
Financial expense, net	(1,035)	(1,291)	(2,182)	(3,068)	(3,572)	(3,937)
Equity in income of affiliated companies	6	5	32	37	37	37
Income tax (expense) credit	(1,152)	6,633	(419)	(2,105)	5,771	(198)
Amortization of goodwill	(36,617)	-	-	(37,945)	-	-
Net income (loss)	€(61,355)	€(58,334)	€853	€(65,478)	€(61,549)	€2,410
Basic and diluted net income (loss) per share	€(3.34)	€(3.17)	€0.05	€(3.56)	€(3.35)	€0.13
Number of outstanding shares used in computing basic and diluted net income (loss) per share	18,372,841	18,372,841	18,372,841	18,372,841	18,372,841	18,372,841

GENESYS CONFERENCING

Notes to the Consolidated Financial Statements

(Unaudited, in thousands of euros)

	Three months ended June 30,			Six months ended June 30,
	French GAAP	IFRS	IFRS	French GAAP	IFRS	IFRS
NOTE A- EBITDA calculation	2004	2004	2005	2004	2004	2005
Operating income (loss)	€(22,557)	€(63,681)	€3,422	€(22,398)	€(63,785)	€6,508
Amortization of deferred acquisition and deferred financing costs	257	-	-	504	-	-
Amortization of identifiable intangible assets	23,625	64,605	683	25,249	66,340	1,384
Depreciation and provisions	2,453	2,732	2,203	5,378	5,515	4,378
EBITDA (2)	3,778	3,657	6,308	8,733	8,069	12,271
Stock-based compensation	-	386	327	-	772	650
EBITDA before stock-based compensation	€3,778	€4,043	€6,635	€8,733	€8,841	€12,921

	Three months ended June 30,			Six months ended June 30,
	French GAAP	IFRS	IFRS	French GAAP	IFRS	IFRS
NOTE B- DETAIL OF FINANCIAL INCOME (EXPENSE), NET	2004	2004	2005	2004	2004	2005
Interest and other financial income	€32	€73	€12	€286	€1	€42
Foreign exchange gains	735	739	1,201	2,795	2,799	1,316
Total financial income	767	812	1,213	3,081	2,800	1,358

Interest and other financial expenses	1,312	1,613	1,567	2,628	3,052	3,427
Foreign exchange losses	490	490	1,828	3,323	3,320	1,868
Total financial charges	1,802	2,103	3,395	6,149	6,372	5,295
Financial expense, net	€(1,035)	€(1,291)	€(2,182)	€(3,068)	€(3,572)	€(3,937)

	Three months ended June 30,			Six months ended June 30,
	French GAAP	IFRS	IFRS	French GAAP	IFRS	IFRS
NOTE C – DETAIL OF INCOME TAX EXPENSE	2004	2004	2005	2004	2004	2005

Deferred tax credit (expense)	€(27)	€7,565	€(144)	€(546)	€7,268	€58
Income tax credit (expense)	(1,125)	(932)	(275)	(1,559)	(1,497)	(256)
Total income tax credit (expense)	€(1,152)	€6,633	€(419)	€(2,105)	€5,771	€(198)

	At June 30,
NOTE D - DETAIL OF ACCOUNTS RECEIVABLE, NET	French GAAP	IFRS	IFRS
	2004	2004	2005

Billed portion of accounts receivable, net	€23,701	€23,701	€22,045
Un-billed portion of accounts receivable, net	5,350	5,350	9,341
Total accounts receivable, net	€29,051	€29,051	€31,386

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 10, 2005

GENESYS SA

By: /s/ François Legros

Name: François Legros

Title: Chairman and Chief Executive Officer